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                                                                  EXHIBIT (a)(3)

DAIRY MART CONVENIENCE STORES, INC. ANNOUNCES MERGER TERMINATION AND SENIOR MANAGEMENT CHANGES

     HUDSON, Ohio -- July 30, 2001 -- Dairy Mart Convenience Stores, Inc. (AMEX:DMC-news) announced the termination of its agreement to merge with DM Acquisition Corp. The original agreement to merge the companies, pursuant to which holders of Dairy Mart's common stock would have received $4.50 per share, payable in cash, was executed on March 15, 2001.

     Based on recent discussions with Mr. Robert B. Stein, Jr., who controls DM Acquisition Corp., and after certain of Mr. Stein's financing sources indicated that they would not continue to support the transaction, Dairy Mart determined that the transaction could not be completed as contemplated by the merger agreement. A Special Committee of the Board of Directors evaluated and unanimously recommended the termination of the proposed merger. The Board of Directors agreed that this was the best course of action and believes that this termination will enable senior management and the Board of Directors to focus their efforts on managing Dairy Mart's near-term operating performance shortfalls. In addition, Dairy Mart will explore all financial and strategic alternatives as necessary to maximize value for all of its constituencies.

     Additionally, Dairy Mart also announced that Mr. Stein has relinquished his positions, effective immediately, as Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Stein remains a director of Dairy Mart. Gregory G. Landry was appointed as President and Chief Executive Officer. Mr. Landry, who joined Dairy Mart in 1985, is a member of the Board of Directors and has served in various senior financial and operating positions. Most recently, he has served as the Company's Vice Chairman and Chief Financial Officer. Mr. Landry was not associated with DM Acquisition Corp. and had served in an advisory role to the Special Committee.

     J. Kermit Birchfield, Jr. was appointed as Chairman of the Board of Dairy Mart. Mr. Birchfield, a director of Dairy Mart since 1996, was the Chairman of the Board of Displaytech, Inc. from 1995 through January 2001, and is still a director. Mr. Birchfield is a director of HPSC, Inc., Intermountain Gas Company, Inc., and the Compass Group of Mutual Funds of MFS Investment Management.

     Statements contained in this release that are not historical facts, including those relating to Dairy Mart's plans to explore all financial and strategic alternatives may constitute forward-looking statements. Factors that could cause actual results to differ materially from those stated or implied in the forward-looking statements include the inability to adequately implement such alternatives, and other factors disclosed in Dairy Mart's periodic filings with the Securities and Exchange Commission. Dairy Mart assumes no obligation to update the information contained in this release.

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